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                                                                  Exhibit (a)(4)

                       [SALOMON SMITH BARNEY LETTERHEAD]




March 8, 1998

The Board of Directors
3-D Geophysical, Inc.
599 Lexington Avenue
New York, New York 10022

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of 3-D Geophysical, Inc. ("3-D Geophysical") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), among Western Atlas Inc. ("Western Atlas"), WAI Acquisition Corporation, a subsidiary of Western Atlas ("Subsidiary"), and 3-D Geophysical. As more fully described in the Merger Agreement, (i) Subsidiary will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of 3-D Geophysical (the "3-D Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $9.65 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, Subsidiary will be merged with and into 3-D Geophysical (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of 3-D Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of 3-D Geophysical and certain senior officers and other representatives of Western Atlas concerning the business, operations and prospects of 3-D Geophysical. We examined certain publicly available business and financial information relating to 3-D Geophysical as well as certain financial forecasts and other information and data for 3-D Geophysical which were provided to or otherwise discussed with us by the management of 3-D Geophysical. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of 3-D Common Stock; the historical and projected earnings and other operating data of 3-D Geophysical; and the capitalization and financial condition of 3-D Geophysical. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of 3-D Geophysical. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of 3-D Geophysical that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of 3-D Geophysical as to the future financial performance of 3-D Geophysical. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of 3-D Geophysical nor have we made any physical inspection of the properties or assets of 3-D Geophysical. In connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in a possible acquisition of 3-D Geophysical, nor were we requested to consider, and our opinion does not address, the relative merits of the Transaction
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The Board of Directors
3-D Geophysical, Inc.
March 8, 1998
Page 2


as compared to any alternative business strategies that might exist for 3-D Geophysical or the effect of any other transaction in which 3-D Geophysical might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney Inc. and Salomon Brothers Inc (collectively doing business as Salomon Smith Barney) have acted as financial advisors to 3-D Geophysical in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of 3-D Geophysical and Western Atlas for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to 3-D Geophysical unrelated to the proposed Transaction, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with 3-D Geophysical, Western Atlas and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of 3-D Geophysical in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of 3-D Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Salomon Smith Barney be made, without our prior written consent; provided, that this opinion letter may be included in its entirety in the Solicitation/ Recommendation Statement of 3-D Geophysical relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of 3-D Common Stock (other than Western Atlas and its affiliates) is fair, from a financial point of view, to such holders.


Very truly yours,

/s/ Salomon Smith Barney

SALOMON SMITH BARNEY